Exhibit 99.1

Date: November 17, 2023
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Schemes become Effective.

Melbourne, Australia, November 17, 2023 – Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex’ or the ’Company’) is pleased to advise that a copy of the orders made by the Federal Court of Australia approving the schemes of arrangement between Incannex and its shareholders and Incannex and its option holders pursuant to which Incannex Healthcare Inc. (Incannex US) will become the new parent entity of the Incannex group (Schemes) has been lodged with the Australian Securities and Investments Commission.

This means that the Schemes have become legally effective. A copy of the orders is attached to this announcement.

It is expected that Incannex shares will be suspended from trading on the ASX with effect from close of trading today, 17 November 2023.

Indicative Timetable

The key indicative dates and times for the Schemes are as follows:

Last date of trading of Incannex shares on ASX	Close of trading today, 17 November 2023

Record date for determining entitlements to the consideration under the Schemes	7:00pm (Melbourne time) on 21 November 2023

Implementation date for the Schemes	28 November 2023

Delisting of Incannex from the official list of ASX	29 November 2023

Admission of Incannex US on Nasdaq	29 November 2023

First day of trading of Incannex US shares on Nasdaq	Expected to commence promptly following the Implementation Date

Note: All stated dates and times are indicative only. Any changes to the above timetable will be announced to ASX and Nasdaq and will be available on Incannex’s website at https://www.incannex.com/.

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Page 1 | 3

Date: November 17, 2023
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Small Parcel Holders

Shareholders who, based on their holding of Incannex shares on the record date, hold less than a marketable parcel of Incannex shares (being a parcel of shares of less than A$500 based on the closing price on the last day of trading on ASX prior to the record date) (Small Parcel Holders) have until 7:00pm (Melbourne time) today, 17 November 2023 to submit a Small Parcel Holder Election Form.

Further details on the consideration received by Small Parcel Holders and the process for Small Parcel Holders to make an election is set out in section 5.5 of the Scheme Booklet

Further Information

If you have any questions in relation to the Schemes, please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) Monday to Friday between 8:30am and 7:00pm (Melbourne time).

This announcement has been approved for release to ASX by the Incannex Board of Directors.

END

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 29 pending patents. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and also has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: November 17, 2023
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Not an offer in the United States

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

Contact Information

Incannex Healthcare Limited Mr Joel Latham Managing Director and Chief Executive Officer +61 409 840 786 joel@incannex.com.au	Investor Relations Contact – United States Alyssa Factor Edison Group +1 (860) 573 9637 afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Page 3 | 3

Federal Court of Australia

District Registry: Victoria

Division: General	No: VID767/2023

IN THE MATTER OF INCANNEX HEALTHCARE LIMITED (ACN 096 635 246)

INCANNEX HEALTHCARE LIMITED (ACN 096 635 246)

Plaintiff

ORDER

JUDGE:	JUSTICE BESANKO

DATE OF ORDER:	16 November 2023

WHERE MADE:	Adelaide

THE COURT NOTES THAT:

A.	There has been produced to the Court a statement in writing by the Australian Securities and Investments Commission (ASIC) in accordance with section 411(17)(b) of the Corporations Act 2001 (Cth) (Act) that ASIC has no objection to the proposed Scheme of Arrangement between the plaintiff (IHL) and its members referred to in this order (Share Scheme) and the proposed Scheme of Arrangement between IHL and its option holders referred to in this order (Option Scheme).

B.	The shares of common stock (US Holdco Shares) and options to acquire US Holdco Shares (US Holdco Options) to be issued by Incannex Healthcare Inc (US Holdco) pursuant to the Share Scheme and Option Scheme will not be registered under the U.S Securities Act of 1933 (US Securities Act) or the securities laws of any other state jurisdiction in the United States. In connection with the implementation of the Shar e Scheme and the Option Scheme and the issue of the US Holdco Shares and US Holdco Options, IHL and US Holdco intend to rely on the Federal Court’s approval of the Share Scheme and Option Scheme for the purpose of qualifying for exemption from the registration requirements of the US Securities Act, provided for by s 3(a)(10) of the US Securities Act.

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

THE COURT ORDERS THAT:

1.	Pursuant to section 411(4)(b) of the Act, the Share Scheme, the terms of which are set out in Annexure A to these orders, be and is hereby approved.

2.	Pursuant to section 411(4)(b) of the Act, the Option Scheme, the terms of which are set out in Annexure B to these orders, be and is hereby approved.

3.	Pursuant to section 411(12) of the Act, IHL be exempted from compliance with section 411(11) of the Act in respect of the Share Scheme and the Option Scheme.

Date that entry is stamped: 16 November 2023

Prepared in the Victoria District Registry, Federal Court of Australia

Level 7, Owen Dixon Law Courts, 305 William Street, Telephone 1300 720 980

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Annexure A

Share Scheme

DETAILS

Parties **Incannex Healthcare Limited** ACN 096 635 246 of Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000 (**Incannex**)

AND

The registered holders of the fully paid ordinary shares in the capital of Incannex as at 7:00pm on the Record Date other than an Excluded Shareholder (**Share Scheme Participants**)

1 Defined terms & interpretation

1.1 Defined terms

In this Share Scheme, except where the context otherwise requires:

ADS means an American Depositary Share.

ADS Depositary means Deutsche Bank Trust Company Americas.

ADS Holder means a holder of Incannex ADSs.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as the context requires.

ASX Settlement means ASX Settlement Pty Ltd ABN 49 008 504 532.

ASX Settlement Rules means the ASX Settlement Operating Rules of ASX Settlement.

Business Day means a business day as defined in the Listing Rules and, to the extent any action must be taken in relation to NASDAQ, a day on which NASDAQ is operating but excludes a day that is a Saturday, Sunday, bank holiday or public holiday in Melbourne, Victoria or New York, United States of America.

CHESS means the clearing house electronic sub-register system of security transfers operated by ASX Settlement.

Conditions Precedent means the conditions precedent to this Share Scheme set out in clause 3.1 of the Scheme Implementation Deed.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Effective means, when used in relation to the Share Scheme, the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Share Scheme taking effect pursuant to section 411(10) of the Corporations Act, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which the Share Scheme becomes Effective.

Election Form means the form accompanying the Scheme Booklet, pursuant to which Small Parcel Holders may elect to not participate in the Sale Facility.

Eligible Jurisdictions means Australia, Canada, Germany, Hong Kong, Indonesia, Italy, Japan, Netherlands, New Zealand, Philippines, Singapore, United Kingdom and the United States and such other jurisdictions as agreed in writing between Incannex and Incannex US from time to time.

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Encumbrance means any encumbrance, mortgage, pledge, charge, lien, assignment, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security arrangement of any kind given or created and including any possessory lien in the ordinary course of business whether arising by law or contract.

End Date means 29 February 2024, or such later date as agreed to in writing between Incannex and US Holdco from time to time.

Excluded Shareholder means any member of the US Holdco Group.

Excluded Shares means any Incannex Shares held by an Excluded Shareholder.

Excluded Small Parcel Holder means a Small Parcel Holder who has made a valid election referred to in clause 6.7 to not participate in the Sale Facility and will not be treated as a Small Parcel Holder.

Ineligible Foreign Shareholder means any Share Scheme Participant whose address shown on the Incannex Share Register is a place outside the Eligible Jurisdictions, unless, no less than three Business Days prior to the Share Scheme Meeting, Incannex and US HoldCo agree in writing that it is lawful and not unduly onerous or unduly impracticable to issue that Incannex Shareholder with the US HoldCo Shares when the Share Scheme becomes Effective.

Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by Incannex and US Holdco.

Incannex ADS means an ADS, representing 25 Incannex Shares and which trade on NASDAQ under the ticker code "IXHL".

Incannex Share means a fully paid ordinary share issued in the capital of Incannex.

Incannex Share Register means the register of Incannex shareholders maintained by or on behalf of Incannex in accordance with the Corporations Act.

Incannex Shareholder means a person who is registered in the Incannex Share Register as the holder of one or more Incannex Shares, from time to time.

Independent Expert means a person to be appointed by Incannex to prepare the Independent Expert's Report.

Independent Expert's Report means the independent expert's report prepared by the Independent Expert for inclusion in the Scheme Booklet, which states the Independent Expert's opinion in relation to whether:

(a) the Share Scheme is in the best interest of Incannex Shareholders; and

(b) the Option Scheme is in the best interest of Incannex Optionholders,

including any updates or amendments to this report made by the Independent Expert.

Listing Rules means the official listing rules of the ASX.

Marketable Parcel has the meaning given to that term in the Listing Rules, with the closing price on the last day of Incannex Shares trading on ASX used to determine this.

NASDAQ means the NASDAQ Stock Market LLC.

Option Scheme has the meaning given to it in the Scheme Implementation Deed.

Record Date means 7:00pm on the second Business Day following the Effective Date, or such other date (after the Effective Date) as Incannex and US Holdco may agree in writing.

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SEAL OF THE FEDERAL COURT OF AUSTRALIA

Representative means:

(a) in relation to Incannex, any director, officer or employee of any member of Incannex and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to Incannex in relation to the Schemes; and

(b) in relation to US Holdco, any director, officer or employee of any member of US Holdco and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to US Holdco in relation to the Schemes.

Sale Agent means a person appointed by US Holdco to administer the Sale Facility and to sell or arrange the sale of US Holdco Shares that would otherwise be issued to or for the benefit of Ineligible Foreign Shareholders or Small Parcel Holders (excluding Excluded Small Parcel Holders) under the terms of the Share Scheme.

Sale Facility means the facility to be administered by the Sale Agent pursuant to which Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) will have their Share Scheme Consideration sold on their behalf and have the net proceeds of sale remitted to them under the terms of the Share Scheme.

Scheme Booklet means the information booklet to be despatched to all Incannex Shareholders and Incannex Optionholders and approved by the Court in connection with the Schemes, including this Share Scheme, the Option Scheme, the explanatory statement in respect of the Schemes, the Independent Expert's Report and the notice of meeting.

Scheme Implementation Deed means the scheme implementation deed dated on or about 10 July 2023 between Incannex and US Holdco, as amended or varied from time to time.

Scheme Shares means all of the Incannex Shares on issue on the Record Date other than Excluded Shares.

Schemes means this Share Scheme and the Option Scheme.

Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Share Scheme and Option Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Share Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Incannex and Incannex Shareholders, as set out in this document, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by US Holdco and Incannex.

Share Scheme Consideration means such number of US Holdco Shares for each Scheme Share held by Share Scheme Participants at 7:00pm on the Record Date as described in clause 6.3.

Share Scheme Deed Poll means the deed poll executed by US Holdco, substantially in the form of Schedule 2 to the Scheme Implementation Deed.

Share Scheme Meeting means the meeting of Incannex Shareholders convened by the Court in relation to the Share Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Share Scheme Order means the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable and subject to clause 8.9, section 411(6) of the Corporations Act) in relation to this Share Scheme.

Share Scheme Participant means each person who is an Incannex Shareholder on the Record Date (other than Excluded Shareholders).

Share Scheme Transfer means, for each Share Scheme Participant, a duly completed and executed proper instrument of transfer of the Scheme Shares held by that Share Scheme Participant for the

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SEAL OF THE FEDERAL COURT OF AUSTRALIA

purposes of section 1071B of the Corporations Act, which may be a master transfer for all Scheme Shares.

Small Parcel Holder means a Share Scheme Participant who is not an Ineligible Foreign Shareholder and who holds less than a Marketable Parcel of Incannex Shares on the Record Date.

Subsidiaries has the meaning given to that term in section 9 of the Corporations Act.

Trading Day means a trading day as defined in the Listing Rules.

US Holdco means Incannex Healthcare Inc., a corporation incorporated in the State of Delaware, United States of America and whose principal business address is 18 East 50th Street, 5th Floor, New York, NY 10022.

US Holdco Share means a share of common stock of US Holdco.

US Holdco Share Register means the register of US Holdco shareholders maintained by or on behalf US Holdco and maintained in accordance with the Delaware General Corporation Law.

1.2 **Interpretation**

In this Share Scheme:

(a) the singular includes the plural and vice versa, and a gender includes other genders;

(b) another grammatical form of a defined word or expression has a corresponding meaning;

(c) a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this agreement, and a reference to this document includes any schedule;

(d) a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e) a reference to A$, dollar, Australian dollar or $ is to Australian currency;

(f) a reference to US$ or USD is to the lawful currency of the United States;

(g) a reference to time is to time in Melbourne, Victoria time, unless otherwise noted;

(h) a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

(i) a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(j) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(k) a word or expression defined in the Corporations Act and not otherwise defined in this agreement has the meaning given to it in the Corporations Act;

(l) the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m) any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(n) a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this document or any part of it; and

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SEAL OF THE FEDERAL COURT OF AUSTRALIA

(o) if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

1 Preliminary

1.1 Incannex

(a) Incannex is a public company limited by shares incorporated in Australia and registered in Western Australia.

(b) Incannex is admitted to the official list of ASX and its shares, being the Incannex Shares, are officially quoted on the securities market conducted by ASX. Incannex is also admitted to NASDAQ and Incannex ADSs are quoted on NASDAQ.

(c) Incannex's registered office is at Level 23, Rialto South Tower, 525 Collins Street, Melbourne 3000 Victoria Australia.

1.2 US Holdco

US Holdco is a company incorporated under the laws of Delaware in the United States of America. US Holdco's principal business office is at 18 East 50th Street, 5th Floor, New York, NY 10022.

1.3 Agreement to implement this Share Scheme

Incannex and US Holdco have agreed, by executing the Scheme Implementation Deed, to implement the terms of this Share Scheme and the steps contemplated to follow the implementation of this Share Scheme, to the extent those steps are required to be done by each of them.

1.4 Share Scheme Deed Poll

(a) This Share Scheme attributes actions to US Holdco but does not itself impose an obligation on US Holdco to perform those actions. US Holdco has undertaken in favour of each Share Scheme Participant, by executing the Share Scheme Deed Poll, that it will fulfil its obligations under the Scheme Implementation Deed and do all acts and things necessary or desirable on its part to give full effect to this Share Scheme, including to issue to each Share Scheme Participant the Share Scheme Consideration for each Scheme Share held by the Share Scheme Participant.

(b) Incannex undertakes in favour of each Share Scheme Participant to enforce the Share Scheme Deed Poll against US Holdco on behalf of and as agent and attorney for the Share Scheme Participants.

1.5 Summary of Share Scheme

If this Share Scheme becomes Effective:

(a) all of the Scheme Shares (together with all rights and entitlements attaching to the Scheme Shares) will be transferred to US Holdco and Incannex will become a subsidiary of US Holdco on the Implementation Date;

(b) in consideration of the transfer to US Holdco of each Scheme Share held by a Share Scheme Participant, US Holdco will, on the Implementation Date, provide to each Share Scheme Participant the Share Scheme Consideration in accordance with the terms of the Scheme Implementation Deed, this Share Scheme and the Share Scheme Deed Poll;

(c) Incannex will enter the name of US Holdco in the Incannex Share Register as the holder of all the Scheme Shares;

(d) it will bind Incannex and all Share Scheme Participants, including those who do not attend the Share Scheme Meeting, those who do not vote at the Share Scheme Meeting and those who vote against this Share Scheme at the Share Scheme Meeting; and

(e) it will override the constitution of Incannex, to the extent of any inconsistency.

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2 Conditions Precedent

2.1 Conditions Precedent

This Share Scheme is conditional upon, and will have no force or effect until, the satisfaction of each of the following conditions:

(a) all of the Conditions Precedent being satisfied or waived (other than the conditions in clauses 3.1(c) (**Court Approval of Share Scheme**) and 3.1(d) (**Share Scheme Orders Lodged with ASIC**) of the Scheme Implementation Deed) in accordance with the Scheme Implementation Deed by the times set out in the Scheme Implementation Deed;

(b) as at 8:00 am on the Second Court Date, the Scheme Implementation Deed not having been terminated in accordance with its terms;

(c) as at 8:00 am on the Second Court Date, the Share Scheme Deed Poll not having been terminated in accordance with its terms;

(d) approval of the Share Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act and if applicable, Incannex and US Holdco having accepted in writing any modification or condition made or required by the Court under section 411(6) of the Corporations Act;

(e) such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to this Share Scheme and agreed to by Incannex and US Holdco as having been satisfied or waived;

(f) lodgement with ASIC of an office copy of the order of the Court approving the Share Scheme pursuant to section 411(10) of the Corporations Act; and

(g) the Share Scheme Order comes into effect, pursuant to section 411(10) of the Corporations Act.

2.2 Effect of Conditions Precedent

The satisfaction of each condition in clauses 3.1(a) to 3.1(g) (inclusive) of this Share Scheme (**Condition**) is a condition precedent to the operation of this Share Scheme.

2.3 Certificate

(a) Incannex and US Holdco will provide to the Court on the Second Court Date a certificate signed by US Holdco and Incannex (or such other evidence as the Court requests):

  (i) stating whether or not the Conditions Precedent have been satisfied or waived (other than the Conditions Precedent in clauses 3.1(c) and 3.1(d) of the Scheme Implementation Deed) as at 8:00am on the Second Court Date; and

  (ii) confirming (in respect of matters within their knowledge) whether or not the conditions precedent in clauses 3.1(b) and 3.1(c) of this Share Scheme have been satisfied or waived as at 8:00am on the Second Court Date.

(b) The certificate referred to in clause 3.3(a) will constitute conclusive evidence of whether such Conditions Precedent have been satisfied or waived as at 8:00am on the Second Court Date.

3 The Share Scheme

3.1 Effective Date

Subject to clause 4.2, this Share Scheme will come into effect pursuant to section 411(10) of the Corporations Act on and from the Effective Date.

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3.2 **End Date**

Without limiting any rights under the Scheme Implementation Deed, this Share Scheme will lapse and be of no further force or effect (and US Holdco is released from any obligations and any liability in connection with this Share Scheme and the Share Scheme Deed Poll) if:

(a) the Effective Date has not occurred on or before the End Date; or

(b) the Scheme Implementation Deed or Deed Poll is terminated in accordance with its terms,

unless Incannex or US Holdco otherwise agree in writing (and, if required, as approved by the Court).

4 Implementation of the Share Scheme

4.1 **Lodgement of Share Scheme Order with ASIC**

Incannex will lodge with ASIC in accordance with section 411(10) of the Corporations Act an office copy of the Share Scheme Order as soon as practicable, and in any event by no later than 5:00pm on the first Business Day after the date on which the Court makes that Share Scheme Order (or on such other Business Day as Incannex and US Holdco agree).

4.2 **Transfer of Scheme Shares**

Subject to the Share Scheme becoming Effective, on the Implementation Date:

(a) subject to the provision of the Share Scheme Consideration in accordance with clause 6, the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares at the Implementation Date, must be transferred to US Holdco, without the need for any further act by any Share Scheme Participant (other than acts performed by Incannex as agent and attorney of the Share Scheme Participants under clauses 8.1 and 8.2 or otherwise), by:

(i) Incannex delivering to US Holdco a duly completed Share Scheme Transfer, executed on behalf of the Share Scheme Participants by Incannex; and

(ii) US Holdco executing that Share Scheme Transfer, attending to the stamping of the Share Scheme Transfer (if required) and delivering it to Incannex for registration; and

(b) immediately after receipt of the Share Scheme Transfer in accordance with clause 5.2(a)(ii), but subject to the stamping of the Share Scheme Transfer (if required), Incannex must enter, or procure the entry of, the name of US Holdco in the Incannex Share Register in respect of the Scheme Shares transferred to US Holdco in accordance with the Share Scheme.

4.3 **Timing**

Notwithstanding any other provision of this Share Scheme, while US Holdco Shares forming the Share Scheme Consideration must be issued (and the US Holdco Share Register updated to record their issuance) on the Implementation Date, any requirements under clause 6 for the sending of holding statements or allotment advices (or equivalent) may be satisfied as soon as practicable after the Implementation Date.

4.4 **Entitlement to Share Scheme Consideration**

Subject to this Share Scheme becoming Effective, in consideration of the transfer of the Scheme Shares to US Holdco, and subject to the other terms and conditions of this Share Scheme, on the Implementation Date:

(a) each Share Scheme Participant (who is not an Ineligible Foreign Shareholder or Small Parcel Holder (excluding Excluded Small Parcel Holders)) will be issued the Share Scheme Consideration in respect of the Scheme Shares held by them on the Record Date in accordance with clause 6 of this Share Scheme; and

(b) the Sale Agent will be issued the Share Scheme Consideration by US Holdco in respect of the Scheme Shares held by all Ineligible Foreign Shareholders and Small Parcel Holders (excluding

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SEAL OF THE FEDERAL COURT OF AUSTRALIA

Excluded Small Parcel Holders) on the Record Date in accordance with clause 6 of this Share Scheme.

5 Share Scheme Consideration

5.1 Share Scheme Consideration

On the Implementation Date, Incannex must procure US Holdco to issue the Share Scheme Consideration to:

(a) the Share Scheme Participants (other than Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders)) in accordance with clause 6.3(c) of this Share Scheme; and

(b) the Sale Agent in respect of all Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) on the Record Date to be dealt with in accordance with clause 6.8(a) of this Share Scheme.

5.2 Rounding entitlements

Where the calculation of the number of US Holdco Shares to be issued to a particular Share Scheme Participant would result in the issue of a fraction of a US Holdco Share, then any such fractional entitlement will be rounded up to the nearest whole number of US Holdco Shares.

5.3 Issue of Share Scheme Consideration

(a) Not later than one Business Day after the Record Date, Incannex will give to US Holdco a notice specifying the persons to whom US Holdco Shares are to be issued pursuant to clause 5.4 and the number of US Holdco Shares to which they are entitled (including the number to be issued to the Sale Agent).

(b) On the Implementation Date, Incannex must procure the issue, to each Share Scheme Participant the Share Scheme Consideration for each Scheme Share transferred to US Holdco on the Implementation Date by that Share Scheme Participant.

(c) The obligation of Incannex to procure the issue of the Share Scheme Consideration under this Share Scheme will be satisfied by US Holdco:

(i) in the case of a Share Scheme Participant who holds Scheme Shares (other than the Australian custodian for the ADS Depositary, an Ineligible Foreign Shareholder or a Small Parcel Holder (excluding an Excluded Small Parcel Holder)), issuing one new US Holdco Share to that Share Scheme Participant for every 100 Scheme Shares held by that Share Scheme Participant on the Record Date;

(ii) in the case of a Share Scheme Participant who holds Scheme Shares on behalf of the ADS Depositary (who itself holds Incannex Shares for the benefit of the ADS Holders), being the Australian custodian for the ADS Depositary:

(A) issuing one US Holdco Share to the ADS Depositary for every 100 Scheme Shares held by the ADS Depositary; and

(B) procuring the ADS Depositary to then, subject to compliance by the ADS Holder within the terms of the arrangements pursuant to which the ADS Depositary acts as depositary for ADS Holders, deliver (by way of exchange) such US Holdco Shares to the ADS Holders on the basis of one US Holdco Share for every four Incannex ADSs held by the ADS Holder on the Record Date; and

(iii) issuing to the Sale Agent such number of US Holdco Shares in accordance with clause 6.8 that Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) would otherwise have been entitled to,

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and in each case US Holdco entering into the US Holdco Share Register the name of each person who is to receive US Holdco Shares pursuant to this Share Scheme.

5.4 **Joint holders**

In the case of Scheme Shares held in joint names:

(a) US Holdco Shares to be issued under this Share Scheme will be issued to and registered in the names of the joint holders;

(b) any other document required to be sent under this Share Scheme will be forwarded to the registered address recorded in the Incannex Share Register; and

(c) in respect of any Ineligible Foreign Shareholder or Small Parcel Holder (excluding Excluded Small Parcel Holders), any cheque required to be paid to Share Scheme Participants will be payable to the joint holders and will be forwarded to the registered address recorded on the Incannex Share Register on the Record Date.

5.5 **Share Scheme Participants' agreement**

If the Share Scheme becomes Effective:

(a) each Share Scheme Participant (other than an Ineligible Foreign Shareholder or Small Parcel Holder (excluding an Excluded Small Parcel Holder)) will be deemed:

(i) to have agreed to become a member of US Holdco;

(ii) to have accepted the US Holdco Shares issued to that holder under this Share Scheme;

(iii) to have agreed to have their name and address entered into the US Holdco Share Register; and

(iv) to have agreed to be bound by the certificate of incorporation and by-laws of US Holdco in force from time to time in respect of the Holdco Shares;

(b) each Share Scheme Participant that is an Ineligible Foreign Shareholder or Small Parcel Holder (excluding an Excluded Small Parcel Holder) agrees and acknowledges that the payment to it of an amount in accordance with clause 6.8(c) constitutes the satisfaction in full of its entitlement under this Share Scheme; and

(c) each Share Scheme Participant agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, in accordance with the terms of this Share Scheme.

5.6 **Warranty by Share Scheme Participants**

Each Share Scheme Participant warrants to US Holdco and is deemed to have authorised Incannex to warrant to US Holdco as agent and attorney for the Share Scheme Participant by virtue of this clause 6.6, that:

(a) all their Scheme Shares (including any rights and entitlements attaching to those shares) transferred to US Holdco under the Share Scheme will, as at the date of the transfer, be fully paid and free from all Encumbrances; and

(b) they have full power and capacity to sell and to transfer their Scheme Shares (including any rights and entitlements attaching to those Scheme Shares) to US Holdco under the Share Scheme.

5.7 **Small Parcel Holders**

Each Small Parcel Holder will be entitled to elect not to participate in the Sale Facility by completing the Election Form and returning it to the address specified on the Election Form so that it is received by the

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Record Date. An election under this clause 6.7 must be made in accordance with the terms and conditions on the Election Form.

5.8 **Ineligible Foreign Shareholders and Small Parcel Holders**

(a) US Holdco has no obligation under this Share Scheme to issue any Share Scheme Consideration in the name of an Ineligible Foreign Shareholder or Small Parcel Holder (excluding an Excluded Small Parcel Holder).

(b) US Holdco Shares, that would but for clause 6.8(a), have been issued in the name of an Ineligible Foreign Shareholder or a Small Parcel Holder (excluding an Excluded Small Parcel Holder pursuant to clause 6.7) as Share Scheme Consideration, must be issued by US Holdco to the Sale Agent and Incannex must procure that:

(i) the name and registered address of the Sale Agent is entered into the US Holdco Share Register on the Implementation Date in respect of the US Holdco Shares required to be issued to it under clause 5.4(b); and

(ii) a holding statement is sent to the registered address of the Sale Agent, representing the number of US Holdco Shares issued to it.

(c) Incannex and US Holdco must procure that the Sale Agent:

(i) as soon as reasonably practicable and, in any event, not more than eight weeks after the Implementation Date, sells all US Holdco Shares issued to the Sale Agent pursuant to clause 6.8(b) in such manner at such price and other terms as the Sale Agent determines in good faith for the benefit of the Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders);

(ii) promptly after receiving the proceeds in respect of the sale of all of the US Holdco Shares referred to in clause 6.8(c)(i), accounts to the Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) for the net proceeds of sale (on an averaged basis so that all Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) receive the same price per US Holdco Share, subject to rounding up to the nearest whole cent), and any income referable to those US Holdco Shares, after deduction of any applicable costs or fees, brokerage, taxes and charges, at the risk of the Ineligible Foreign Shareholders and Small Parcel Holders' (excluding Excluded Small Parcel Holders) in full satisfaction of the Ineligible Foreign Shareholders' and Small Parcel Holders' rights under this Share Scheme; and

(iii) remits the net proceeds of sale to the Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) by:

(A) making a deposit in Australian dollars into a bank account notified by the Ineligible Foreign Shareholders or Small Parcel Holders (excluding Excluded Small Parcel Holders) to Incannex and recorded in the Incannex Share Register on the Record Date; or

(B) dispatching, or procuring the dispatch of, a cheque for the relevant amount in Australian dollars drawn in the name of the Ineligible Foreign Shareholders and Small Parcel Holders (excluding Excluded Small Parcel Holders) (or in the case of joint holders, in accordance with clause 6.4) by ordinary pre-paid post to the address of that Ineligible Foreign Shareholder and Small Parcel Holder appearing in the Incannex Share Register on the Record Date.

(d) In the event that the Sale Agent believes, after consultation with Incannex, that an Ineligible Foreign Shareholder or Small Parcel Holder (excluding Excluded Small Parcel Holders) is not known at its address appearing in the Incannex Share Register on the Record Date, the Sale Agent may credit the amount payable to that Ineligible Foreign Shareholder or Small Parcel Holder (as applicable) to a separate bank account of US Holdco to be held until the Ineligible Foreign Shareholder or Small Parcel Holder (as applicable) claims the amount or the interest is

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dealt with in accordance with unclaimed money legislation, and US Holdco must hold the amount in trust but any amount accruing from the amount will be to the benefit of US Holdco. An amount credited to the account is to be treated as having been paid to the Ineligible Foreign Shareholder or Small Parcel Holder (as applicable). US Holdco must maintain records of the amounts paid, the people who are entitled to the amounts and any transfers of the amounts.

(e) Payment by US Holdco to an Ineligible Foreign Shareholder or Small Parcel Holder in accordance with this clause 6.8 satisfies in full the Ineligible Foreign Shareholder's or Small Parcel Holder's (excluding Excluded Small Parcel Holder's) right to the Share Scheme Consideration.

(f) None of US Holdco, Incannex or the Sale Agent gives any assurance as to the price that will be achieved for the sale of US Holdco Shares described in this clause 6.8, and the sale of US Holdco Shares under this clause 6.8 will be at the risk of the Ineligible Foreign Shareholder or Small Parcel Holder (as applicable).

(g) Each Ineligible Foreign Shareholder and Small Parcel Holder appoints Incannex as its agent to take any necessary or appropriate actions, or to receive on its behalf any financial services guide or other notice which may be given by the Sale Agent to the Ineligible Foreign Shareholder or Small Parcel Holder, in connection with its appointment or sales.

6 Dealings in Incannex Shares

6.1 Determination of Share Scheme Participants

To establish the identity of Share Scheme Participants, dealings in Incannex Shares will only be recognised if:

(a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Incannex Share Register as holder of the relevant Incannex Shares on or before the Record Date; and

(b) in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before the Record Date at the place where the Incannex Share Register is kept.

6.2 Incannex Share Register

Incannex must register any transmission application or transfer received in accordance with clause 7.1 by the Record Date.

6.3 Transfer requests received after Record Date

Incannex will not accept for registration or recognise for any purpose any transfer, transmission or application in respect of Incannex Shares received after the times specified in clause 7.1, or received prior to such times but not in registrable form, other than a transfer to US Holdco in accordance with this Share Scheme.

6.4 No disposals after Record Date

If this Share Scheme becomes Effective, each Share Scheme Participant, and any person claiming through that Share Scheme Participant, must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Record Date.

6.5 Maintenance of Incannex Share Register

Subject to issuance of the Share Scheme Consideration and registration of the transfer to US Holdco in accordance with clause 5.2, any statements of holding in respect of Scheme Shares will cease to have effect on the Record Date as documents of title in respect of those shares. On the Record Date, each entry on the Incannex Share Register (other than entries in respect of the Excluded Shareholders or their successors in title) will cease to have effect except as evidence of entitlement to the Share Scheme Consideration.

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SEAL OF THE FEDERAL COURT OF AUSTRALIA

6.6 **Effect of Holding Statements**

Subject to provision of the Share Scheme Consideration and registration of the transfer to US Holdco, any statements of holding in respect of Incannex Shares will cease to have effect after the Record Date as documents of title in respect of those shares. After the Record Date, each entry current on the Incannex Share Register on the Record Date will cease to have effect except as evidence of entitlement to the Share Scheme Consideration.

6.7 **Details of Share Scheme Participants**

As soon as practicable after the Record Date, and in any event within one Business Day of the Record Date, Incannex will ensure that details of the names, registered addresses and holdings of Incannex Shares for each Share Scheme Participant, as shown in the Incannex Share Register on the Record Date, are available to US Holdco in such form as US Holdco reasonably requires.

6.8 **Removal from quotation and de-listing**

(a) Incannex will:

(i) apply to ASX to suspend trading in Incannex Shares with effect from the close of trading on ASX on the Effective Date; and

(ii) apply to NASDAQ to suspend trading in Incannex ADSs (by way of submission of a "corporate action" form to NASDAQ in order to transfer the listing of Incannex ADSs to a listing of US Holdco Shares) from the close of trading on NASDAQ on the Implementation Date.

(b) With effect on and from the close of trading on the Trading Day immediately following, or shortly after, the Implementation Date, Incannex will apply:

(i) for termination of the official quotation of Incannex Shares on ASX; and

(ii) to have itself removed from the official list of the ASX.

7 **General**

7.1 **Share Scheme Participant agreements and consents**

Each Share Scheme Participant:

(a) irrevocably agrees to the transfer of their Scheme Shares, together with all rights and entitlements attaching to those Scheme Shares, to US Holdco in accordance with the terms of the Share Scheme;

(b) irrevocably consents to Incannex and US Holdco doing all things and executing all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the terms of the Share Scheme and the transactions contemplated by it, without the need for any further act by that Share Scheme Participant.

7.2 **Authority given to Incannex**

On this Share Scheme becoming Effective, each Share Scheme Participant, without the need for any further act, is deemed to have irrevocably appointed Incannex (and all of its directors and officers (jointly and severally)) as its attorney and agent for the purposes of:

(a) enforcing the Share Scheme Deed Poll against US Holdco;

(b) in the case of Scheme Shares in a CHESS holding:

(i) causing a message to be transmitted to ASX Settlement in accordance with the ASX Settlement Rules so as to transfer the Scheme Shares held by the Share Scheme Participant from the CHESS sub-register of Incannex to the issuer sponsored sub-

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register operated by Incannex or its share registry at any time after US Holdco has provided the Share Scheme Consideration which is due under this Share Scheme to Share Scheme Participants; and

(ii) completing and signing on behalf of Share Scheme Participants any required form of transfer of Scheme Shares;

(c) in the case of Scheme Shares registered in the issuer sponsored sub-register operated by Incannex or its share registry, completing and signing on behalf of Share Scheme Participants any required form of transfer; and

(d) doing all things and executing any agreements, instruments, transfers or other documents as may be necessary or desirable to give full effect to this Share Scheme and the transactions contemplated by it, including the effecting of a valid transfer or transfers (or the execution and delivery of any Share Scheme Transfers) as contemplated by clause 5.2, and Incannex accepts such appointment. Incannex as attorney and agent of each Share Scheme Participant, may sub delegate its functions, authorities or powers under this clause 8.2 to all or any of its directors and officers (jointly, severally or jointly and severally).

7.3 **Further assurances**

Each Share Scheme Participant and Incannex will execute documents and do all things and acts necessary or expedient in order to implement this Share Scheme.

7.4 **Scheme binding**

This Share Scheme binds Incannex and all Share Scheme Participants (including those who do not attend the Share Scheme Meeting, those who do not vote at that meeting or vote against this Share Scheme) and, to the extent of any inconsistency, overrides the constitution of Incannex.

7.5 **Variation, cancellation or modification of rights**

The Share Scheme Participants agree to the transfer of their Scheme Shares in accordance with this Share Scheme and agree to the variation, cancellation or modification of the rights attached to their Scheme Shares constituted or resulting from this Share Scheme (if any).

7.6 **Beneficial entitlement to Scheme Shares**

Immediately from the time that US Holdco has satisfied its obligations under clauses 5.4 and 6 pending registration by Incannex of US Holdco in the Incannex Share Register as the holder of the Scheme Shares:

(a) US Holdco will be beneficially entitled to the Scheme Shares transferred to it under this Share Scheme; and

(b) each Share Scheme Participant, without the need for any further act by that Share Scheme Participant:

(i) irrevocably appoints US Holdco as attorney and agent (and directs US Holdco in each capacity) to appoint any director, officer, secretary or agent nominated by US Holdco as its sole proxy and, where applicable, its corporate representative to attend shareholder meetings of Incannex, exercise the votes attached to the Scheme Shares registered in the name of the Share Scheme Participant and sign any shareholders resolution of Incannex;

(ii) undertakes not to otherwise attend or vote at any such meetings or sign any such resolutions, whether in person, by proxy or by corporate representative other than pursuant to clause 8.6(b)(i);

(iii) must take all other actions in the capacity of a registered holder of Scheme Shares as US Holdco reasonably directs; and

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SEAL OF THE FEDERAL COURT OF AUSTRALIA

(iv) acknowledges and agrees that in exercising the powers referred to in this clause 8.6(b), any director, officer, secretary or agent nominated by US Holdco may act in the best interests of US Holdco as the intended registered holder of the Scheme Shares.

7.7 **Withholding**

If US Holdco considers that it must pay an amount to the Commissioner of Taxation (**Commissioner**) under Subdivision 14-D of Schedule 1 of the *Taxation Administration Act 1953* (Cth) (**TAA**) in relation to the acquisition of the Scheme Shares from a Share Scheme Participant, US Holdco will:

(a) determine the amount to be paid to the Commissioner (Withholding Amount) being 12.5% (or a lesser rate approved by the Commissioner) of the Share Scheme Consideration otherwise payable to the Share Scheme Participant or Sale Agent, as appropriate;

(b) withhold the Withholding Amount from the Share Scheme Consideration (by issuing such lesser number of US Holdco Shares to the Share Scheme Participant or Sale Agent, as appropriate for the Withholding Amount) and remit the Withholding Amount to the Commissioner within the timeframe required under the TAA (and issued of the reduced number of US Holdco Shares shall be taken to be full payment of the Share Scheme Consideration for the purposes of this Share Scheme); and

(c) if requested in writing by the relevant Share Scheme Participant, provide a receipt or other appropriate evidence of payment of the Withholding Amount to the Commissioner (or procure the provision of such receipt or other evidence) to the relevant Share Scheme Participant.

7.8 **Notices**

(a) Where a notice, transfer, transmission application or other communication referred to in this Share Scheme is sent by post to Incannex, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Incannex's registered office or at the office of Incannex's share registry.

(b) The accidental omission to give notice of the Share Scheme Meeting to any Incannex Shareholders, or the non-receipt of such a notice by any Incannex Shareholders, will not, unless ordered by the Court, invalidate this Share Scheme or the proceedings at the Share Scheme Meeting.

7.9 **Alterations and conditions**

If the Court proposes to approve this Share Scheme subject to any conditions or alterations under section 411(6) of the Corporations Act, Incannex may, by its counsel on behalf of all persons concerned, consent to only such of those conditions or alterations to this Share Scheme to which US Holdco has consented, such consent not to be unreasonably withheld or delayed.

7.10 **Enforcement of Share Scheme Deed Poll**

Incannex undertakes in favour of each Share Scheme Participant that it will enforce the Share Scheme Deed Poll against US Holdco on behalf of and as agent and attorney for the Share Scheme Participants.

7.11 **Duty**

All duty (including stamp duty), and any related fines, penalties and interest, payable in connection with the transfer by Share Scheme Participants of the Scheme Shares to US Holdco pursuant to the Share Scheme will be payable by US Holdco.

7.12 **Limitation of liability**

None of Incannex or US Holdco nor any of their respective Representatives are liable for anything done or omitted to be done in the performance of this Share Scheme or the Share Scheme Deed Poll in good faith.

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7.13 **Governing Law**

(a) This Share Scheme is governed by and will be construed according to the laws of Victoria, Australia.

(b) Each party irrevocably:

(i) submits to the non exclusive jurisdiction of the courts of Victoria and of the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this Share Scheme; and

(ii) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if the venue of those proceedings fall within clause 8.13(b)(i).

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Annexure B

Option Scheme

DETAILS

Parties	**Incannex Healthcare Limited** ACN 096 635 246 of Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000 (**Incannex**)
	AND
	The registered holders of options issued by Incannex to acquire fully paid ordinary shares in the capital of Incannex as at 7:00pm on the Record Date (**Option Scheme Participants**)

1 Defined terms & interpretation

1.1 Defined terms

In this Option Scheme, except where the context otherwise requires:

ADS means an American Depositary Share.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as the context requires.

Business Day means a business day as defined in the Listing Rules and, to the extent any action must be taken in relation to NASDAQ, a day on which NASDAQ is operating but excludes a day that is a Saturday, Sunday, bank holiday or public holiday in Melbourne, Victoria or New York, United States of America.

Conditions Precedent means the conditions precedent to this Option Scheme set out in clause 3.2 of the Scheme Implementation Deed.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Effective means:

(a) when used in relation to the Option Scheme, the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Option Scheme taking effect pursuant to section 411(10) of the Corporations Act, but in any event at no time before an office copy of the order of the Court is lodged with ASIC; and

(b) when used in relation to the Share Scheme, the order of the Court made under section 411(4)(b) of the Corporations Act in relation to the Share Scheme taking effect pursuant to section 411(10) of the Corporations Act, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which the Option Scheme becomes Effective.

Eligible Jurisdictions means Australia, Canada, Germany, Hong Kong, Indonesia, Italy, Japan, Netherlands, New Zealand, Philippines, Singapore, United Kingdom and the United States and such other jurisdictions as agreed in writing between Incannex and Incannex US from time to time.

Encumbrance means any encumbrance, mortgage, pledge, charge, lien, assignment, hypothecation, security interest, title retention, preferential right or trust arrangement and any other security arrangement of any kind given or created and including any possessory lien in the ordinary course of business whether arising by law or contract.

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SEAL OF THE FEDERAL COURT OF AUSTRALIA

End Date means 29 February 2024, or such later date as agreed to in writing between Incannex and US Holdco from time to time.

Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by Incannex and US Holdco.

Incannex Option means an option issued by Incannex to acquire an Incannex Share.

Incannex Option Register means the register of Incannex optionholders maintained by or on behalf of Incannex in accordance with the Corporations Act.

Incannex Optionholder means a person who is registered in the Incannex Option Register as the holder of one or more Incannex Options from time to time.

Incannex Share means a fully paid ordinary share issued in the capital of Incannex.

Incannex Share Register means the register of Incannex shareholders maintained by or on behalf of Incannex in accordance with the Corporations Act.

Incannex Shareholder means a person who is registered in the Incannex Share Register as the holder of one or more Incannex Shares, from time to time.

Ineligible Foreign Optionholder means any Option Scheme Participant whose address shown on the Incannex Option Register is a place outside the Eligible Jurisdictions, unless, no less than three Business Days prior to the Option Scheme Meeting, Incannex and US HoldCo agree in writing that it is lawful and not unduly onerous or unduly impracticable to issue that Incannex Optionholder with the US HoldCo Options when the Option Scheme becomes Effective.

Listing Rules means the official listing rules of the ASX.

NASDAQ means the NASDAQ Stock Market LLC.

Option Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between Incannex and Incannex Optionholders, as set out in this document, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by US Holdco and Incannex.

Option Scheme Consideration means the consideration to be provided by US Holdco to each Option Scheme Participant for the cancellation of each Scheme Option under the Option Scheme in accordance with clause 6.3 of this Option Scheme.

Option Scheme Deed Poll means the deed poll executed by US Holdco, substantially in the form of Schedule 4 to the Scheme Implementation Deed.

Option Scheme Meeting means the meeting of Incannex Optionholders convened by the Court in relation to the Option Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Option Scheme Order means the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable and subject to clause 8.6, section 411(6) of the Corporations Act) in relation to this Option Scheme.

Option Scheme Participant means each person who is an Incannex Optionholder on the Record Date.

Record Date means 7:00pm on the second Business Day following the Effective Date, or such other date (after the Effective Date) as Incannex and US Holdco may agree in writing.

Representative means:

(a) in relation to Incannex, any director, officer or employee of any member of Incannex and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to Incannex in relation to the Schemes; and

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(b) in relation to US Holdco, any director, officer or employee of any member of US Holdco and any financier, financial adviser, accounting adviser, auditor, legal adviser or technical or other expert adviser or consultant to US Holdco in relation to the Schemes.

Scheme Implementation Deed means the scheme implementation deed dated on or about 10 July 2023 between Incannex and US Holdco, as amended or varied from time to time.

Scheme Option means all of the Incannex Options on issue on the Record Date.

Schemes means the Share Scheme and this Option Scheme.

Second Court Date means the first day on which the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Share Scheme and Option Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Share Scheme has the meaning given to that term in the Scheme Implementation Deed.

Share Scheme Order means the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable and subject to terms of the Share Scheme, section 411(6) of the Corporations Act) in relation to the Share Scheme.

US Holdco means Incannex Healthcare Inc., a corporation incorporated in the State of Delaware, United States of America and whose principal business address is 18 East 50th Street, 5th Floor, New York, NY 10022.

US Holdco Option means an option issued by US Holdco to acquire a US Holdco Share.

US Holdco Option Register means the register of US Holdco optionholders maintained by or on behalf US Holdco and maintained in accordance with the Delaware General Corporation Law.

US Holdco Optionholder means a person who is registered in US Holdco Option Register as the holder of one or more US Holdco Options, from time to time.

US Holdco Share means a share of common stock of US Holdco.

1.2 **Interpretation**

In this Option Scheme:

(a) the singular includes the plural and vice versa, and a gender includes other genders;

(b) another grammatical form of a defined word or expression has a corresponding meaning;

(c) a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this agreement, and a reference to this document includes any schedule;

(d) a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e) a reference to A$, dollar, Australian dollar or $ is to Australian currency;

(f) a reference to US$ or USD is to the lawful currency of the United States;

(g) a reference to time is to time in Melbourne, Victoria time, unless otherwise noted;

(h) a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

(i) a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

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(j) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(k) a word or expression defined in the Corporations Act and not otherwise defined in this agreement has the meaning given to it in the Corporations Act;

(l) the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m) any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(n) a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this document or any part of it; and

(o) if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

2 Preliminary

2.1 Incannex

(a) Incannex is a public company limited by shares incorporated in Australia and registered in Western Australia.

(b) Incannex is admitted to the official list of ASX and its shares, being the Incannex Shares, are officially quoted on the securities market conducted by ASX. Incannex is also admitted to NASDAQ and Incannex ADSs are quoted on NASDAQ.

(c) The Incannex Options are not quoted on ASX.

(d) Incannex's registered office is at Level 23, Rialto South Tower, 525 Collins Street, Melbourne 3000 Victoria Australia.

2.2 US Holdco

US Holdco is a company incorporated under the laws of Delaware in the United States of America. US Holdco's principal business office is at 18 East 50th Street, 5th Floor, New York, NY 10022.

2.3 Agreement to implement this Option Scheme

Incannex and US Holdco have agreed, by executing the Scheme Implementation Deed, to implement the terms of this Option Scheme and the steps contemplated to follow the implementation of this Option Scheme, to the extent those steps are required to be done by each of them.

2.4 Option Scheme Deed Poll

(a) This Option Scheme attributes actions to US Holdco but does not itself impose an obligation on US Holdco to perform those actions. US Holdco has undertaken in favour of each Option Scheme Participant, by executing the Option Scheme Deed Poll, that it will fulfil its obligations under the Scheme Implementation Deed and do all acts and things necessary or desirable on its part to give full effect to this Option Scheme, including to issue to each Option Scheme Participant (other than Ineligible Foreign Optionholders) the Option Scheme Consideration for each Scheme Option held by the Option Scheme Participant.

(b) Incannex undertakes in favour of each Option Scheme Participant to enforce the Option Scheme Deed Poll against US Holdco on behalf of and as agent and attorney for the Option Scheme Participants.

2.5 Summary of Option Scheme

If this Option Scheme becomes Effective:

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(a) all of the Scheme Options held by Option Scheme Participants on the Record Date will be cancelled;

(b) in consideration for the cancellation of the Scheme Options, each Option Scheme Participant that is not an Ineligible Foreign Optionholder will receive the Option Scheme Consideration in accordance with the terms of the Scheme Implementation Deed, this Option Scheme and the Option Scheme Deed Poll;

(c) the Scheme Options held by Option Scheme Participants that are Ineligible Foreign Optionholders will be cancelled for nil consideration;

(d) it will bind Incannex and all Option Scheme Participants, including those who do not attend the Option Scheme Meeting, those who do not vote at the Option Scheme Meeting and those who vote against this Option Scheme at the Option Scheme Meeting; and

(e) it will override the constitution of Incannex, to the extent of any inconsistency.

3 Conditions precedent

3.1 Conditions precedent

This Option Scheme is conditional upon, and will have no force or effect until, the satisfaction of each of the following conditions:

(a) all of the Conditions Precedent being satisfied or waived (other than the conditions in clauses 3.2(c) (**Court Approval of Option Scheme**), 3.2(f) (**Option Scheme Orders lodged with ASIC**) of the Scheme Implementation Deed) in accordance with the Scheme Implementation Deed by the times set out in the Scheme Implementation Deed;

(b) as at 8:00 am on the Second Court Date, the Scheme Implementation Deed not having been terminated in accordance with its terms;

(c) as at 8:00 am on the Second Court Date, the Option Scheme Deed Poll not having been terminated in accordance with its terms;

(d) approval of the Share Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act, with respect to all securities to be offered, issued or sold by US Holdco under the Share Scheme;

(e) approval of the Option Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act, with respect to all securities to be offered, issued or sold by US Holdco under the Option Scheme;

(f) such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to this Option Scheme and agreed to by Incannex and US Holdco as having been satisfied or waived;

(g) lodgement with ASIC of an office copy of the order of the Court approving the Option Scheme pursuant to section 411(10) of the Corporations Act;

(h) the Option Scheme Order comes into effect, pursuant to section 411(10) of the Corporations Act; and

(i) the Share Scheme Order comes into effect, pursuant to section 411(10) of the Corporations Act.

3.2 Effect of Conditions Precedent

The satisfaction of each condition in clauses 3.1(a) to 3.1(i) (inclusive) of this Option Scheme (**Condition**) is a condition precedent to the operation of this Option Scheme.

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3.3 **Certificate**

(a) Incannex and US Holdco will provide to the Court on the Second Court Date a certificate signed by US Holdco and Incannex (or such other evidence as the Court requests):

(i) stating whether or not the Conditions Precedent have been satisfied or waived (other than the Conditions Precedent in clauses 3.2(c), 3.2(e) and 3.2(f) of the Scheme Implementation Deed) as at 8:00am on the Second Court Date; and

(ii) confirming (in respect of matters within their knowledge) whether or not the conditions precedent in clauses 3.1(b) and 3.1(c) of this Option Scheme have been satisfied or waived as at 8:00am on the Second Court Date.

(b) The certificate referred to in clause 3.3(a) will constitute conclusive evidence of whether such Conditions Precedent have been satisfied or waived as at 8:00am on the Second Court Date.

4 The Option Scheme

4.1 **Effective Date**

Subject to clause 4.2, this Option Scheme will come into effect pursuant to section 411(10) of the Corporations Act on and from the Effective Date.

4.2 **End Date**

Without limiting any rights under the Scheme Implementation Deed, this Option Scheme will lapse and be of no further force or effect (and US Holdco is released from any obligations and any liability in connection with this Option Scheme and the Option Scheme Deed Poll) if:

(a) the Effective Date has not occurred on or before the End Date; or

(b) the Scheme Implementation Deed or the Option Scheme Deed Poll is terminated in accordance with its terms,

unless Incannex or US Holdco otherwise agree in writing (and, if required, as approved by the Court).

5 Implementation of the Option Scheme

5.1 **Lodgement of Option Scheme Order with ASIC**

Incannex will lodge with ASIC in accordance with section 411(10) of the Corporations Act an office copy of the Option Scheme Order as soon as practicable, and in any event by no later than 5:00pm on the first Business Day after the date on which the Court makes that Option Scheme Order (or on such other Business Day as Incannex and US Holdco agree).

5.2 **Cancellation of Scheme Options**

Subject to the Option Scheme becoming Effective and the issue of Option Scheme Consideration in accordance with clause 6, on the Implementation Date immediately following the issue of Option Scheme Consideration to Option Scheme Participants that are not Ineligible Foreign Optionholders:

(a) the Scheme Options, together with all rights and entitlements attaching to them as at the Implementation Date, will be cancelled without the need for any further act by any Incannex Optionholder; and

(b) Incannex must update the Incannex Option Register to reflect the cancellation.

5.3 **Entitlement to Option Scheme Consideration**

Subject to this Option Scheme becoming Effective, in consideration of the cancellation of the Scheme Options, and subject to the other terms and conditions of this Option Scheme, on the Implementation Date each Option Scheme Participant (other than Ineligible Foreign Optionholders) will be issued the

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Option Scheme Consideration in respect of the Scheme Options held by them on the Record Date in accordance with clause 6 of this Option Scheme.

6 Option Scheme Consideration

6.1 Option Scheme Consideration

On the Implementation Date, Incannex must procure US Holdco to issue the Option Scheme Consideration to the Option Scheme Participants in accordance with clause 6.3 of this Option Scheme.

6.2 Rounding entitlements

Where the calculation of the number of US Holdco Options to be issued to a particular Option Scheme Participant would result in the issue of a fraction of a US Holdco Option, then any such fractional entitlement will be rounded up to the nearest whole number of US Holdco Options.

6.3 Issue of Option Scheme Consideration

(a) Not later than one Business Day after the Record Date, Incannex will give to US Holdco a notice specifying the persons to whom US Holdco Options are to be issued pursuant to clause 5.3 and the number of US Holdco Options to which they are entitled.

(b) On the Implementation Date, in consideration for the Option Scheme Participants agreeing to cancel their respective Scheme Options under the terms of this Option Scheme, Incannex will procure the issue of one US Holdco Option to each Option Scheme Participant for every 100 Scheme Options held by that Option Scheme Participant on the Record Date (**Option Scheme Consideration**).

6.4 Joint holders

In the case of Scheme Options held in joint names:

(a) US Holdco Options to be issued under this Option Scheme will be issued to and registered in the names of the joint holders; and

(b) any other document required to be sent under this Option Scheme will be forwarded to the registered address recorded in the Incannex Option Register.

6.5 Ineligible Foreign Optionholders

US Holdco has no obligation under this Option Scheme to issue any Option Scheme Consideration to Ineligible Foreign Optionholders, and will not issue any Option Scheme Consideration (in the form of US Holdco Options) in the name of any Ineligible Foreign Optionholder and, instead, any Scheme Options held by Ineligible Foreign Optionholders on the Record Date will be cancelled for nil consideration.

6.6 Terms of US Holdco Options

Each US Holdco Option issued as Option Scheme Consideration in accordance with the Option Scheme and the Option Scheme Deed Poll will:

(a) have an exercise price per US Holdco Share equal to 100 times the exercise price per Incannex Share of the relevant Scheme Option it replaces, converted from Australian dollars to US dollars at the prevailing currency exchange rate on the Implementation Date, as reasonably determined by Incannex;

(b) have an exercise period equal to the unexpired exercise period of the relevant Scheme Option it replaces;

(c) have the same terms as to vesting as the relevant Scheme Option it replaces; and

(d) otherwise be on the same terms as the Scheme Option it replaces, with necessary changes due to US Holdco being the issuer in place of Incannex.

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6.7 **Option Scheme Participants' agreement**

If the Option Scheme becomes Effective:

(a) each Option Scheme Participant that is not an Ineligible Foreign Optionholder will be deemed to have agreed:

(i) to become a US Holdco Optionholder and to have accepted the US Holdco Options issued to that Option Scheme Participant under this Option Scheme;

(ii) to the cancellation of their Scheme Options in consideration for receiving that Option Scheme Participant receiving the Option Scheme Consideration, in accordance with the terms of this Option Scheme;

(iii) to have their name and address entered into the US Holdco Option Register; and

(iv) to be bound by the certificate of incorporation and bylaws of US Holdco as in force from time to time in respect of US Holdco Options; and

(b) each Option Scheme Participant that is an Ineligible Foreign Optionholder will be deemed to have agreed to the cancellation of their Scheme Options for nil consideration in accordance with the terms of this Option Scheme.

6.8 **Warranty by Option Scheme Participants**

Each Option Scheme Participant warrants to US Holdco and is deemed to have authorised Incannex to warrant to US Holdco as agent and attorney for the Option Scheme Participant by virtue of this clause 6.8, that:

(a) all their Scheme Options (including any rights and entitlements attaching to those options) cancelled under the Option Scheme will, as at the date of the cancellation, be free from all Encumbrances; and

(b) they have full power and capacity to deal with their Scheme Options (including any rights and entitlements attaching to those Scheme Options).

7 **Dealings in Incannex Options**

7.1 **Determination of Option Scheme Participants**

Each Option Scheme Participant will be entitled to participate in the Option Scheme.

7.2 **Exercise of Incannex Options**

(a) Incannex must issue, and register the relevant Incannex Optionholder as the holder of, Incannex Shares resulting from the valid exercise of an Incannex Option which is received on or before 5.00pm on the Business Day immediately prior to the Record Date.

(b) Incannex will not accept for registration or recognise for any purpose any exercise of an Incannex Option receive after 5.00pm on the Business Day immediately prior to the Record Date and, after such time, the Incannex Options will not be capable of exercise notwithstanding the terms on which the Incannex Options were granted.

7.3 **No disposals after Record Date**

If this Option Scheme becomes Effective, each Option Scheme Participant, and any person claiming through that Option Scheme Participant, must not dispose of or purport or agree to dispose of any Scheme Options or any interest in them after the Record Date.

7.4 **Maintenance of Incannex Option Register**

For the purpose of determining entitlements to the Option Scheme Consideration, Incannex will, until the Option Scheme Consideration has been paid to Option Scheme Participants, maintain the Incannex

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Option Register in accordance with this clause 7. The Incannex Option Register in this form will solely determine the entitlements to the Option Scheme Consideration.

7.5 **Effect of Incannex Option Register**

Each entry on the Incannex Option Register as at the Record Date will cease to have any effect other than as evidence of an entitlement of Option Scheme Participants to the Option Scheme Consideration.

8 General

8.1 Option Scheme Participant agreements and consents

Each Option Scheme Participant:

(a) irrevocably agrees to the cancellation of its Scheme Options together with all rights and entitlements attaching to those Scheme Options in accordance with the terms of this Option Scheme;

(b) irrevocably agrees to the variation, cancellation or modification (if any) of the rights attached to its Scheme Options constituted by or resulting from this Option Scheme.

(c) irrevocably consents to Incannex and US Holdco doing all things and executing all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the terms of the Option Scheme and the transactions contemplated by it, without the need for any further act by that Option Scheme Participant.

8.2 Authority given to Incannex

On this Option Scheme becoming Effective, each Option Scheme Participant, without the need for any further act, is deemed to have irrevocably appointed Incannex (and all of its directors and officers (jointly and severally)) as its attorney and agent for the purposes of:

(a) enforcing the Option Scheme Deed Poll against US Holdco; and

(b) executing any document or doing any other act necessary or desirable to give full effect to this Option Scheme and the transactions contemplated by it,

and Incannex accepts such appointment. Incannex as attorney and agent of each Option Scheme Participant, may sub delegate its functions, authorities or powers under this clause 8.2 to all or any of its directors and officers (jointly, severally or jointly and severally).

8.3 Further assurances

Each Option Scheme Participant and Incannex will execute documents and do all things and acts necessary or expedient in order to implement this Option Scheme.

8.4 Scheme binding

This Option Scheme binds Incannex and all Option Scheme Participants (including those who do not attend the Option Scheme Meeting, those who do not vote at that meeting or vote against this Option Scheme) and, to the extent of any inconsistency, overrides the constitution of Incannex.

8.5 Notices

(a) Where a notice, transfer, transmission application or other communication referred to in this Option Scheme is sent by post to Incannex, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Incannex's registered office or at the office of the Incannex share registry.

(b) The accidental omission to give notice of the Option Scheme Meeting to any Incannex Optionholder, or the non-receipt of such a notice by any Incannex Optionholder, will not, unless

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ordered by the Court, invalidate this Option Scheme or the proceedings at the Option Scheme Meeting.

8.6 **Alterations and conditions**

If the Court proposes to approve this Option Scheme subject to any conditions or alterations under section 411(6) of the Corporations Act, Incannex may, by its counsel on behalf of all persons concerned, consent to only such of those conditions or alterations to this Option Scheme to which US Holdco has consented, such consent not to be unreasonably withheld or delayed.

8.7 **Enforcement of Option Scheme Deed Poll**

Incannex undertakes in favour of each Option Scheme Participant that it will enforce the Option Scheme Deed Poll against US Holdco on behalf of and as agent and attorney for the Option Scheme Participants.

8.8 **Duty**

All duty (including stamp duty), and any related fines, penalties and interest, payable in connection with the cancellation of the Scheme Options by the Option Scheme Participants pursuant to the Option Scheme will be payable by US Holdco.

8.9 **Limitation of liability**

None of Incannex or US Holdco nor any of their respective Representatives are liable for anything done or omitted to be done in the performance of this Option Scheme or the Option Scheme Deed Poll in good faith.

8.10 **Governing Law**

(a) This Option Scheme is governed by and will be construed according to the laws of Victoria.

(b) Each party irrevocably:

(i) submits to the non exclusive jurisdiction of the courts of Victoria and of the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to this Scheme; and

(ii) waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, if the venue of those proceedings fall within clause 8.10(b)(i).